FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za

Enquiries

Investor Enquiries

Willie Jacobsz
Tel +508 839-1188
Mobile +857 241-7127
email Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel +27 11 562-9706
Mobile +27 (0) 83 309-6720
email Nikki.Catrakilis-Wagner@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel +27 11 562-9763
Mobile +27 (0) 83 260 9279
email Sven.Lunsche@goldfields.co.za

GOLD FIELDS TO RELEASE Q3F2010 RESULTS ON 7 MAY 2010

Johannesburg, 14 April 2010. Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) will publish its results for the March 2010 quarter on the company's website www.goldfields.co.za at 08:00 am (SA time) on Friday, 7 May 2010. A telephone conference call has been scheduled at the times indicated below:

For Johannesburg: 16:30
For United Kingdom: 15:30 hours GMT
For Europe: 16:30 hours, European time
For North America: 10:30 a.m., Eastern time

DIAL IN NUMBERS		
Country	**Toll Number**	**Toll-free Number**
South Africa	011 535-3600	0 800 200-648
USA	1 412 858-4600	1 800 860-2442
Australia		1 800 350-100
United Kingdom		0 800 917-7042
Canada		1 866 605 3852

Ask for Gold Fields call

A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

Playback code: 2541#
(Available for seven days)

South Africa & Other: + 27 11 305 2030
USA: 1 412 317 0088
United Kingdom: 0808 234 6771
Australia: 1 800 091 250

Investor Relations contacts:
Willie Jacobsz
Tel: 1 508 358 0188 wjacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel: 27 11 562-9706 nikki.catrakilis-wagner@goldfields.co.za
Francie Whitley
Tel: 27 11 562-9712 franciew@goldfields.co.za
Media contact:
Sven Lunsche
Tel: 27 11 562-9763 sven.lunsche@goldfields.co.za

Directors: A J Wright (Chairman), N J Holland[†**] (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[≠], R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], C I von Christierson, G M Wilson
[†]British, [≠]Canadian, [#]Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel

About Gold Fields

Gold Fields is one of the world's largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

Based on the annualised run rate for the fourth quarter of F2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 14 April 2010

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs